

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Via E-mail
William E. Hitselberger
Chief Financial Officer
Tower Group International, Ltd.
Bermuda Commercial Bank Building
19 Par-la-Ville Road
Hamilton, HM 11

> **Re:** **Tower Group International, Ltd.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed February 12, 2014**
> **File No. 001-35834**

Dear Mr. Hitselberger:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Notes to Consolidated Financial Statements (Unaudited)

Note 1 – Nature of Business
Significant Business Developments and Risks and Uncertainties
Loss Reserve Strengthening, Goodwill and Fixed Asset Impairment and Deferred Tax Valuation Allowance, page 7

1. You refer to Note 9 for additional detail of the reserve charge by accident year, business segment and line of business. Note 9 to the financial statements states that the $470.5 million reserve strengthening related to the years 2008-2011and provides a breakdown by

segment and line of business. Please tell us where the breakdown by accident year has been made and why you believe this information is significant.

2. You state on page 7 that in the second and third quarters of 2013, the Company performed a comprehensive update to its internal reserve study in response to continued observance in the second and third quarters of 2013 of higher than expected reported loss development. You state on page 56 that the Company recognized in the second quarter of 2013 that the higher than expected reported loss development it had been experiencing had become a trend. You also state on page 65 of the original Form 10-K for the year ended December 31, 2012 that management's estimates of prior years' loss and loss expenses increased $74.2 million for the year ended December 31, 2012 due to a comprehensive review of loss reserves completed in the second quarter of 2012 and an updated analysis during the third quarter as well as recent loss emergence that occurred during the fourth quarter. Please tell us:
   - why the $74.2 million increase for the year ended December 31, 2012 was reasonable given the loss development observed;
   - when the higher than expected reported reserve losses began;
   - why the trend was not recognized prior to the second quarter of 2013; and
   - the facts and circumstances resulting in you concluding that loss development became a trend.

3. We note that the amounts paid related to prior years of $585 million and $594 million for 2012 and 2011, respectively as disclosed on page F-32 of the original Form 10-K for the year ended December 31, 2012 appear significant compared to the respective beginning reserve balances. Please tell us what portion of the amounts paid related to prior years represent settlement of claims in excess of amounts accrued in the respective beginning balance.

Reinsurance Agreements, page 7

4. You disclose on page 7 that you entered into three new reinsurance agreements that have termination clauses if the credit ratings are downgraded below A-. You disclose that A.M. Best downgraded your financial strength rating on October 8 and December 20, 2013. Please tell us how any termination of these agreements would affect your liquidity and results of operations.

A.M. Best, Fitch and Demotech Downgrade the Company's Financial Strength and Issuer Credit Ratings, page 8

5. You state on page 8 that some business written requires an A.M. Best rating of A- or better and that you expect the amount of premiums the insurance subsidiaries are able to write to significantly decrease as a result of the downgrades. Please tell us the extent to which insurance written requires the A- or better rating and quantify for us the expected

effect on your financial position, liquidity and results of operations as a result of the downgrades.

Note 5 – Goodwill, Intangible Fixed Asset Impairments
Goodwill Impairment Testing and Charge, page 16

6. You stated on page 54 of the original 10-K for the year ended December 31, 2012 that the Commercial Insurance reporting unit indicated the carrying value exceeded fair value by 2% in step 1 of your goodwill analysis. In step 2 the implied fair value was greater than the carrying value by $5 million. Please tell us why you believed your assumptions in your goodwill analysis were reasonable. For example, tell us the basis for assuming a 42% control premium disclosed on page F-28.

7. You state that in conducting the goodwill impairment analysis as of June 30, 2013, the Company estimated each of the reporting units' fair values using a market multiple approach based on tangible book values. Historically, the Company also utilized market multiple approaches based on (i) book value, (ii) estimates of projected results for future periods, and (iii) a valuation technique using discounted cash flows. You also state that based upon the significance of the loss reserve charge recorded in the second quarter of 2013 and the reduction to Tower's insurance subsidiaries' capital and surplus levels (see "Note 16 – Statutory Financial Information"), management in its judgment concluded a multiple of tangible book value was most indicative of a price a market participant would pay for the reporting units. In addition, the Commercial Insurance reporting unit's estimated fair value was adjusted for the expected capital infusion a market participant would be expected to fund into the insurance businesses to maintain historical rating agency ratings. Please address the following:
   - Tell us why you believe the tangible book value is more appropriate to use and why the other factors that you historically used were no longer considered. In this respect, help us understand why you believe a multiple of tangible book value was most indicative of a price a market participant would pay for the reporting units.
   - Tell us how the new method to determine fair value of the reporting unit affected the impairment analysis.
   - Tell us what you mean by "the expected capital infusion a market participant would be expected to fund into the business to maintain historical rating agency rating", why the reporting unit's fair value was adjusted for this amount, how it was calculated, the assumptions used in determining the amount, and how the adjustment affected the goodwill impairment analysis. Tell us why you believe those assumptions are reasonable.

Note 9 – Loss and Loss Adjustment Expense, page 28

8. You announced in an 8-K filed on October 7, 2013 that you were recording a $365 million reserve strengthening in the second quarter ended June 30, 2013. Please

reconcile for us this amount to the actual prior year unfavorable development of $326.8 million recorded in the quarterly period ended June 30, 2013.

9. We refer to your disclosure on page 29 noting the updates to your loss development triangles based on the higher than expected reported losses, changes in loss development factors and other actuarial assumptions. Please tell us for each significant line of business and assumption the nature and extent of a) new events that occurred or b) additional experience/information obtained in the second quarter that led to the change in estimates of prior year unfavorable development of $470.5 million which resulted in an additional reserve of $326.8 million recorded in the second quarter of 2013 and $143.7 million recorded in the third quarter of 2013. Ensure your explanation clarifies the timing of the change in estimate such as why recognition occurred in the period that it did and why recognition in earlier periods was not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Highlights
Statutory Capital, page 48

10. Please tell us the expected effect on your financial position, results of operations and liquidity in the event that:
    - you are not able to combine TRL with CastlePoint and the expected effects, if any, if you combine TRL with CastlePoint; and
    - two of your U.S. subsidiaries are determined to be below Company Action Level at September 30, 2013 and the restrictions and heightened regulatory oversight placed on several of your U.S. insurance subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant